Exhibit 99.4

NICE Actimize Positioned as a Leading Luminary in Celent’s 2026
KYC Solutionscape and Technology Capabilities Matrix

NICE Actimize’s planned enhancements include advanced analytics for payments screening and automated processes using GenAI

Hoboken, N.J. March 17, 2026 – NICE Actimize, a NiCE (NASDAQ: NICE) business, has been recognized by Celent, a division of Global Data, Inc., as a leading Luminary in its recently released report, “Know Your Customer Systems: Customer Due Diligence / Customer Lifecycle Management Solutionscape and Technology Capabilities Matrix”. Celent defines those placed in the Luminary category as excelling in both advanced technology and breadth of functionality and generally having a leading market presence.

The report provides in-depth profiles and evaluations of the functionality and technology of 30 KYC providers. The Celent report summarized, “NICE Actimize KYC solution offers end-to-end customer lifecycle management, encompassing onboarding, due diligence, risk assessment, and continuous monitoring.”

“NICE Actimize provides wide-ranging support for KYC processes based on years of domain expertise while at the same time keeping up with technology evolution. Maintaining competitiveness across both of these axes defines Luminaries in Celent’s KYC solution analysis,” said Neil Katkov, PhD, Risk Director and author of the Celent report.

“Being recognized as a Luminary for our KYC capabilities underscores our unwavering commitment to helping financial institutions strengthen know your customer and customer risk rating with precision and scale,” said Craig Costigan, CEO, NICE Actimize. “As global risks evolve, we remain focused on innovating across KYC and Customer Lifecycle Management to deliver smarter intelligence, greater operational efficiency, and lasting business value.”

The Celent report noted, “The NICE Actimize KYC solution features a configurable rules engine, event-based triggers for real-time risk assessment, and supports perpetual KYC (pKYC) to maintain updated customer profiles. The report also highlighted that the platform integrates with various data sources and includes a customer outreach portal for onboarding and reviews. Planned enhancements include advanced analytics for payments screening and automated processes using GenAI.”

The report also stated, “The NICE Actimize KYC solution can be deployed on-premise, in private or public cloud environments, or as a SaaS model. It supports a microservices architecture and offers extensive API integration capabilities. The system is designed to handle significant scalability, accommodating millions of customers and high volumes of real-time risk rating requests.”

To learn more about NICE Actimize’s KYC and Client Lifecycle Management solutions, which realize effective KYC across business lines and geographies, please click here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.